UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On June 18, 2019, Summit Therapeutics plc (the “Company”) issued a press release announcing the Company’s award of the second of three potential option work segments under its contract with the Biomedical Advanced Research and Development Authority (BARDA), a division of the U.S. Department of Health and Human Services, Office of the Assistant Secretary for Preparedness and Response, and BARDA’s increase of the value of its award for the clinical and regulatory development of ridinilazole, the Company’s product candidate for the treatment of C. difficile infection. The related press release is attached hereto as Exhibit 99.1.

This Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-232074).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

By:	/s/ Glyn Edwards
Glyn Edwards
Chief Executive Officer

Date: June 18, 2019

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated June 18, 2019